UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 15)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

WRIGHT MEDICAL GROUP N.V.

(Name of Subject Company)

WRIGHT MEDICAL GROUP N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Ordinary Shares)

James A. Lightman

Senior Vice President, General Counsel and Secretary

Wright Medical Group N.V.

Prins Bernhardplein 200

1097 JB Amsterdam, The Netherlands

(+31) 20 521 4777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Zachary R. Blume

Paul M. Kinsella

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Wright Medical Group N.V., a public limited liability company organized under the laws of the Netherlands (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on December 13, 2019 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Stryker B.V., a private company with limited liability organized under the laws of the Netherlands (“Purchaser”), an indirect, wholly-owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding ordinary shares, par value €0.03 per share, of the Company (the “Shares”) at a purchase price of $30.75 per Share without interest and less applicable withholding taxes, payable in cash to the holders thereof (such amount or any higher amount per Share paid pursuant to the Offer (as defined below), the “Offer Consideration”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 13, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended from time to time, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Stryker and Purchaser with the SEC on December 13, 2019, and the Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 8. Additional Information

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(c) Regulatory Approvals and Other Approvals” is hereby amended and supplemented by replacing the last two paragraphs under the subheading “Antitrust in the United States” with the following paragraph:

“On September 2, 2020, Stryker announced that, in connection with the FTC’s review of the Wright transaction, it had proposed to the FTC to divest its (i) STAR total ankle replacement product and related assets and (ii) finger joint replacement products to Colfax Corporation/DJO Global. On October 15, 2020, Stryker entered into a definitive agreement with Colfax Corporation providing for the previously announced proposed divestiture of Stryker’s (i) STAR total ankle replacement product and related assets and (ii) finger joint replacement products. The divestiture is subject to receipt of the necessary regulatory approvals and is conditioned upon the consummation of the Offer and other customary closing conditions. There can be no assurance that the divestiture will receive the necessary regulatory approvals or be consummated.”

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(c) Regulatory Approvals and Other Approvals” is hereby further amended and supplemented by adding the following paragraphs after the third paragraph under the subheading “United Kingdom,” under the subheading “Foreign Regulatory Filings”:

“On October 15, 2020, Stryker entered into a definitive agreement with Colfax Corporation providing for the previously announced proposed divestiture of Stryker’s (i) STAR total ankle replacement product and related assets and (ii) finger joint replacement products. See “Antitrust in the United States” under the heading “(c) Regulatory Approvals and Other Approvals” for additional information regarding the divestiture.

In addition to the filings with the UK Competition and Markets Authority (which, as previously disclosed, is reviewing the proposed transaction with Stryker and Stryker’s proposed divestiture to Colfax Corporation/DJO), the Company and Stryker have made filings with the following competition authorities outside of the United States in connection with the transaction: the Austrian Federal Competition Authority, the German Federal Cartel Office and the Saudi Arabian General Authority for Competition. The transaction has been approved by each of these three authorities. In connection with the transaction, the Company and Stryker have also complied with the applicable notice requirements of the Colombian Superintendency of Industry and Commerce.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2020	WRIGHT MEDICAL GROUP N.V.

	By:	/s/ James A. Lightman
	Name:	James A. Lightman
	Title:	Senior Vice President, General Counsel and
Secretary